Filed Pursuant to Rule 433

Registration No. 333-134553

FX Basket-Linked Note

Preliminary Terms and
“Asian Appreciation Basket with Downside Digital	Conditions
Payment”	June 12, 2007

Contact: + 1 212 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold via a single basket a long position in the Malaysian Ringgit (MYR), Indonesian Rupiah (IDR), Singapore Dollar (SGD), and Chinese Renminbi (CNY), in each case relative to the U.S. Dollar (USD). If the Basket Return, which is linked to the performance of the long currencies vs. the USD, is greater than zero on the Valuation Date, the investor will receive a single payment at maturity equal to the principal amount of the notes plus an additional return equal to the principal amount of the notes multiplied by the product of [110-125]% (the Leverage) and the appreciation in the Basket Return (that is, the amount by which the Basket Return exceeds zero). If the Basket Return on the Valuation Date is less than or equal to zero, then the investor will receive at maturity a single payment equal to the principal amount of the notes plus an additional return equal to the principal amount of the notes multiplied by [3.0]%. Accordingly, if the Basket Return on the Valuation Date is greater than zero but the product of the Basket Return and the Leverage is less than [3.0]%, a noteholder will receive a payment at maturity that is less than the payment that noteholder would have received had the Basket Return been less than or equal to zero. The notes do not bear interest and are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)

Issue Size	USD [TBD]

Issue Price	100%

Principal Protection	100%

Trade Date	June 26, 2007

Issue Date	June 29, 2007

Valuation Date

December 29, 2008; provided that, upon the occurrence of a Disruption Event with respect to a Reference Currency, the Valuation Date for the affected Reference Currency may be postponed (as described in “Disruption Events” below).

Maturity Date	January 5, 2009

Reference Currencies	Malaysian Ringgit (MYR), Indonesian Rupiah (IDR), Singapore Dollar (SGD) and Chinese Renminbi (CNY).

Leverage	[100-125]%

Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Additional Amount

Additional Amount	A single USD payment on the Maturity Date equal to the principal amount of each note multiplied by:

	[3.00]%		If Basket Return is less than or equal to 0.0

	Leverage * Basket Return		If Basket Return is greater than 0.0

Basket Return	The sum of the Weighted Currency Returns.

Weighted Currency	For each Reference Currency:
Returns
	Weighting *	{	Initial Reference Currency Rate • Settlement Rate }
Settlement Rate

Weightings and Initial Reference Currency	The Weighting and Initial Reference Currency Rate for each Reference Currency is as set forth below:
Rates	Reference Currency	Weighting	Initial Reference Currency Rate
	Malaysian Ringgit (MYR)	25%	TBD
	Indonesian Rupiah (IDR)	25%	TBD
	Singapore Dollar (SGD)	25%	TBD
	Chinese Renminbi (CNY)	25%	TBD

The Initial Reference Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the Trade Date.

Reference Exchange Rate	The spot exchange rate for each of the Reference Currencies quoted against the U.S. dollar expressed as number of units of the Reference Currency per USD 1.

Settlement Rate	For each Reference Currency, the Reference Exchange Rate on the Valuation Date, determined in accordance with the applicable Settlement Rate Option (subject to the occurrence of a Disruption Event).

Settlement Rate Option	For each Reference Currency as set forth below:
and Valuation
Business Day:	Reference	Screen
	Currency	Reference	Valuation Business Day
	MYR	ABSIRFIX01	Singapore
	IDR	ABSIRFIX01	Singapore
	SGD	ABSIRFIX01	Singapore
	CNY	SAEC	Beijing

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the prospectus supplement dated May 30, 2006 for the issuer’s Medium Term Notes, Series I.

Business Day	New York

Business Day Convention	Following

Disruption Events	If a Disruption Event relating to one or more Reference Currencies is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Return using:

	•	for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and

•

for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006, for the issuer’s Medium Term Notes, Series I).

A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:

(A)

the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the delivery of USD from accounts inside the Reference Currency Jurisdiction for that Reference Currency to accounts outside that Reference Currency Jurisdiction; or (y) for SGD only, the conversion of the Reference Currency into USD through customary legal channels;

	(B)	the occurrence of any event causing the Reference Exchange Rate for the Reference Currency to be split into dual or multiple currency exchange rates; or

(C)

the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Identifier	ISIN: US52517P2U40

CUSIP: 52517P2U4

Settlement System	DTC

Denominations	USD 1,000 and whole multiples of USD 1,000

Issue Type	US MTN

Fees:
		Price to Public (1)(3)	Fees(2)	Proceeds to the Issuer
	Per note	$1,000	$7.50	$992.50
	Total

	(1)

The price to public includes the cost of hedging the Issuer’s obligations under the notes through one or more of the Issuer’s affiliates, which includes the Issuer’s affiliates expected cost of providing such hedge as well as the profit the Issuer’s affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

	(2)

Lehman Brothers Inc. will receive commissions equal to $7.50 per $1,000 principal amount, or 0.75%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the prospectus supplement dated May 30, 2006.

Historical Exchange Rates

The following charts show the spot exchange rates for each Reference Currency at the end of each week in the period from the week ending June 6, 2004 through the week ending June 10, 2007 using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The spot exchange rates are expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar.  The spot exchange rates used to calculate the Basket Return are expressed as the amount of Reference Currency per U.S. dollar, which are the inverse of the spot exchange rates presented in the following charts.  The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Return or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional Amount, if any, may be.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Historical Basket Return

The following chart shows the hypothetical Basket Return at the end of each week in the period from the week ending June 6, 2004 through the week ending June 10, 2007, based on the hypothetical composite performance of the Reference Currencies using data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The Basket Return was indexed to a level of 0.0 based upon the Reference Exchange Rates determined on June 10, 2007, based upon Initial Reference Currency Rates determined on that day.  The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Return described above. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar.  For purposes of the notes and the determination of the Additional Amount, the Basket Return will be indexed to 0.0 on the Trade Date.

Hypothetical Redemption Amount Payment Examples

The following hypothetical payment examples for this note show scenarios for the Redemption Amount and Additional Amount payable at maturity of the notes, based on hypothetical values for the Leverage (120%) and the Initial Reference Currency Rates (each of which will be determined on the Trade Date) and for the Settlement Rates and resulting Basket Return (which will be determined on the Valuation Date).  The following results are based solely on the hypothetical examples cited; the Initial Reference Currency Rate and Settlement Rate values for the Reference Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.  Numbers in the examples have been rounded for ease of analysis.

Example 1: MYR, IDR, SGD, and CNY each appreciate relative to their Initial Reference Currency Rate, resulting in a Basket Return of 0.0784, or 7.84%, which is greater than zero, and therefore an Additional Amount of 9.41% (equal to the Basket Return times the Leverage of 120%), and a Redemption Amount of 109.41%, times the principal amount of the notes.

Because the Basket Return is 0.0784, which is greater than zero, the Redemption Amount payable at maturity is equal to $1,094.10 per $1,000 note (reflecting an Additional Amount of 9.41% per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 120% * 0.0784) = $1,094.10

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
MYR	3.4075	3.2371	25%	0.0132
IDR	8865.0000	8155.8000	25%	0.0217
SGD	1.5170	1.3805	25%	0.0247
CNY	7.6766	7.14	25%	0.0188
	Basket Return = Sum of Weighted Currency Returns =			0.0784

Example 2: MYR, IDR, SGD, and CNY each depreciate relative to their Initial Reference Currency Rate, resulting in a Basket Return of –0.0901, or –9.01%, and because the Basket Return is less than zero, an Additional Amount of 3.00%, and a Redemption Amount of 103.00%, times the principal amount of the notes.

Because the Basket Return is –0.0901, which is less than zero, the Redemption Amount payable at maturity is $1,030.00 per $1,000 note (reflecting an Additional Amount of 3.00% per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 3.0%) = $1,030.00

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
MYR	3.4075	3.5779	25%	–0.0119
IDR	8865.0000	9751.5000	25%	–0.0227
SGD	1.5170	1.7294	25%	–0.0307
CNY	7.6766	8.52	25%	–0.0248
	Basket Return = Sum of Weighted Currency Returns =			–0.0901

Example 3: MYR and IDR appreciate relative to their Initial Reference Currency Rates while SGD and CNY depreciate relative to their Initial Reference Currency Rate, resulting in a Basket Return of 0.0237, or 2.37%, which is greater than zero, and therefore an Additional Amount of 2.84% (equal to the Basket Return times the Leverage of 120%), and a Redemption Amount of 102.84%, times the principal amount of the notes.

Because the Basket Return is 0.0237, which is greater than zero, the Redemption Amount payable at maturity is equal to $1,028.40 per $1,000 note (reflecting an Additional Amount of 2.84% per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 120% * 0.0237) = $1,028.40

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
MYR	3.4075	2.9305	25%	0.0407
IDR	8865.0000	7801.2000	25%	0.0341
SGD	1.5170	1.7446	25%	–0.0326
CNY	7.6766	8.29	25%	–0.0185
	Basket Return = Sum of Weighted Currency Returns =			0.0237

Example 4: SGD and CNY appreciate relative to their Initial Currency Rates while MYR and IDR depreciate relative to their Initial Reference Currency Rate, resulting in a Basket Return of –0.0115, or –1.15%, and because the Basket Return is less than zero, an Additional Amount of 3.00%, and a Redemption Amount of 103.00%, times the principal amount of the notes.

Because the Basket Return is –0.0115, which is less than zero, the Redemption Amount payable at maturity is $1,030.00 per $1,000 note (reflecting an Additional Amount of 3.00% per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 3.0%) = $1,030.00

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
MYR	3.4075	3.9186	25%	–0.0326
IDR	8865.0000	10106.1000	25%	–0.0307
SGD	1.5170	1.4715	25%	0.0077
CNY	7.6766	6.53	25%	0.0441
	Basket Return = Sum of Weighted Currency Returns =			–0.0115

Example 5: MYR and SGD appreciate relative to their Initial Reference Currency Rates while IDR and CNY depreciate relative to their Initial Reference Currency Rate, resulting in a Basket Return of 0.0439, or 4.39%, which is greater than zero, and therefore an Additional Amount of 5.27% (equal to the Basket Return times the Leverage of 120%), and a Redemption Amount of 105.27%, times the principal amount of the notes.

Because the Basket Return is 0.0439, which is greater than zero, the Redemption Amount payable at maturity is equal to $1,052.70 per $1,000 note (reflecting an Additional Amount of 5.27% per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 120% * 0.0439) = $1,052.70

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
MYR	3.4075	3.1008	25%	0.0247
IDR	8865.0000	9308.2500	25%	–0.0119
SGD	1.5170	1.3046	25%	0.0407
CNY	7.6766	7.9837	25%	–0.0096
	Basket Return = Sum of Weighted Currency Returns =			0.0439